Exhibit A

Consistent Execution Delivers Substantial Growth for Husky Energy

Calgary, Alberta (December 11, 2013) – Husky Energy is on track to achieve substantial production growth in 2014, supported by consistent performance from all segments of the business and commencement of production from the landmark Liwan Gas Project.

Liwan is the cornerstone of Husky’s Asia Pacific growth pillar and the first of several major projects across the Company to come on stream. Husky’s latest heavy oil thermal development, the 3,500 barrels per day (bbls/day) Sandall project, is expected to begin producing in the first quarter of the year and the Sunrise Energy Project, a 60,000 bbls/day (30,000 net to Husky) oil sands development, remains on track to achieve first oil in late 2014.

“Three years ago we laid out a balanced growth strategy,” said CEO Asim Ghosh. “The strategy was built on transforming and rejuvenating our foundation in Heavy Oil and Western Canada, supported by our Downstream assets. This platform provided a solid foundation on which to create our three growth pillars in the Asia Pacific Region, the Oil Sands, and the Atlantic Region.

“We have consistently delivered results against that strategy. The transformation of our Heavy Oil business is well underway, the stage is being set for a similar transformation in Western Canada, and all three of our growth pillars are achieving significant milestones. As we enter the higher growth phase of our business plan, we will stay the course and remain focused on execution.”

NEW ANNOUNCEMENTS FOR 2014

Corporate

•	Production in 2014 is expected to be in the range of 330,000 to 355,000 barrels of oil equivalent per day (boe/day), compared to an estimated average annual production of 312,000 boe/day in 2013.

•	The Company is on track to meet its five-year compound annual production growth target of 5-8 percent through 2017.

•	The capital expenditure program for 2014 is $4.8 billion, compared with a forecast of $5.0 billion for 2013. Approximately $4 billion of the budget is expected to be spent in Upstream.

Foundation

•	The 3,500 bbls/day Sandall heavy oil thermal project is expected to begin production in the first quarter of 2014. The 10,000 bbls/day Rush Lake thermal development is also under construction and is advancing towards first production in mid-2015.

•	Husky will invest approximately $300 million at the Ansell liquids-rich natural gas development as it looks to more than double production from the multi-zone play over the next several years.

•	The Company plans to drill a total of about 865 wells in 2014 with a focus on oil and liquids-rich natural gas plays.

Growth Pillars

•	In the Asia Pacific Region, the Liwan Gas Project is in the final stages of commissioning. It is anticipated first gas will come on stream in early 2014. The completion of the first stage of the project, the largest investment in the Company’s history, marks a significant milestone in the development of the Asia Pacific growth pillar.

•	Husky has made a new natural gas discovery in the Madura Strait offshore Indonesia. The well is in the vicinity of a planned shallow water development and can be tied directly into the infrastructure. This follows on the four shallow water gas discoveries made in the Strait in the 2012 drilling program.

•	In Oil Sands, the Sunrise Energy Project remains on target for first oil production in late 2014. Field facilities are now complete and commissioning of all eight well pads is expected to be finished by year end. The overall project is approximately 85 percent complete.

•	The Company has filed an amendment application for Phase 2 of Sunrise (Husky working interest is 50 percent) to incorporate efficiencies learned from Phase 1. The next phase, which is subject to Company and partner approvals, will bring total production capacity to 200,000 bbls/day. It is anticipated Phase 2 will be developed in two 70,000 bbls/day capacity stages.

•	In the Atlantic Region, gas injection is expected to begin in the coming weeks at the South White Rose extension and first oil production is on track for late 2014.

•	Husky and its partner are pursuing the opportunity to conduct additional drilling in 2014 in the Flemish Pass Basin to further assess the economic potential of an oil development. In 2013, the Company announced two new discoveries at Bay du Nord and Harpoon, in addition to a previous discovery made in 2009 at Mizzen. Best estimate contingent resources at Bay du Nord are estimated by Husky at 400 million barrels (on a 100 percent W.I.) as of September 23, 2013. Best estimate contingent resources at Mizzen are estimated by Husky at 130 million barrels (100 percent W.I.) as of December 31, 2012. Husky has a 35 percent working interest in all three discoveries.

FORECASTED 2013 PERFORMANCE AGAINST TARGETS ALL ON TRACK

In 2010, Husky laid out a set of key performance targets designed to increase shareholder value. Three years into the plan, the Company remains on track to deliver against its targets and in several cases, raised the bar.

Production

2013 production is forecast to be within guidance at approximately 312,000 boe/day. This reflects the unplanned Terra Nova Floating Production, Storage and Offloading (FPSO) vessel offstation program, a deliberate reduction in dry gas production, and production constraints in Western Canada due to third-party outages and downtime.

With the expected increase in production in 2014 and the pipeline of projects under development, the Company is on pace to achieve its compound annual production growth target of 5-8 percent from 2012-2017.

Cash Flow from Operations

Husky remains on target with its goal to increase cash flow by 6-8 percent on a compound annual growth rate basis through 2017.

With the Liwan Gas Project coming on stream in early 2014, the Company expects to see a significant increase in cash flow from operations. The Company will also recover its partner’s 51 percent share of exploration expenses from initial production.

Reserves Replacement

Husky remains on pace to achieve an average reserves replacement ratio greater than 140 percent through the 2017 plan period and will announce its reserves replacement results in early 2014.

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Return on Capital in Use and Return on Capital Employed

The Company has set a target of 14-15 percent for Return on Capital in Use and a target of 11-12 percent for Return on Capital Employed, and is on track to achieve both of these by 2017.

2014 PRODUCTION GUIDANCE

Husky’s compound annual production growth rate target is 5-8 percent through 2017.

Production in 2014 is expected to be in the range of 330,000 to 355,000 boe/day. This takes into account new production from the Liwan Gas Project and new production from the Sandall heavy oil thermal development.

The 2014 forecast includes an ongoing planned decrease in Canadian dry gas production and an increase in light, medium and heavy oil production, reflecting the shift in capital to higher netback opportunities.

	Production

	Guidance 2013	Forecast 2013	Guidance 2014
Light / Medium Oil and NGLs (mbbl/day)	110 - 115	104	110 - 115
Heavy Oil and Bitumen (mbbl/day)	110 – 120	123	120 – 130

Natural Gas Asia Pacific (mboe/day)	N/A	N/A	25 - 30

Subtotal – Crude Oil, NGLs and Asia Pacific Gas	220 - 235	227	260 - 275

Natural Gas Canada (mboe/day)	90 - 95	85	70 - 80

Total Production (mboe/day)	310 – 330	312	330 – 355

2014 CAPITAL EXPENDITURE PROGRAM

The 2014 capital expenditure program is estimated at $4.8 billion and reflects ongoing investment in the Company’s growth pillars, development of new heavy oil thermal projects, and ongoing investments in Downstream infrastructure to increase the flexibility of crude feedstocks, product range and market access.

Husky is working with its partner Statoil to secure a rig to accelerate drilling activities in the prospective Flemish Pass Basin. If successful, Atlantic Region capital investment may increase by approximately $150 million.

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Capital Expenditure Guidance(1)	Guidance 2013 ($billions)	Forecast 2013 ($billions)	Guidance 2014 ($billions)
Upstream
Western Canada Sedimentary Basin	1.2	1.4	1.2
Heavy Oil	0.9	1.0	1.3

Sunrise	0.5	0.5	0.4

Atlantic Region	0.6	0.7	0.6

Asia Pacific	0.8	0.6	0.5

Upstream Total	4.0	4.2	4.0

Downstream	0.7	0.7	0.7

Corporate	0.1	0.1	0.1

Total	4.8	5.0	4.8

Notes:

(1)	All amounts exclude capitalized interest and administration.

2014 DRILLING PLANS

Husky plans to drill a total of approximately 865 wells in 2014, compared to a forecast of about 930 wells in 2013. The decrease reflects a deliberate reduction in dry gas, a shift to heavy oil thermal production and a focus on a smaller, more proven portfolio of oil and liquids-rich resource plays.

2014 TURNAROUND SCHEDULE

Production from the Liwan Gas Project will go offline in the second half of 2014 for approximately six to eight weeks to tie in the Liuhua 34-2 field.

In the Atlantic Region, the partner-operated Terra Nova FPSO is scheduled to undergo a 28-day turnaround in the third quarter.

The Lloydminster Upgrader will undergo a partial outage in the fall of 2014 for planned maintenance. Plant rates are expected to remain at about 80 percent during the anticipated 42-day turnaround.

CORPORATE DEVELOPMENTS

The Board of Directors has decided to discontinue the payment of dividends by way of the issuance of common shares. The change will become effective with the fourth quarter dividend declaration in February of 2014. This change will not impact the third quarter dividend that was declared in October and payable in January of 2014.

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CONFERENCE CALL

A conference call will be held on Wednesday, December 11 at 9 a.m. Mountain Time (11 a.m. Eastern Time) to discuss today’s announcements. To listen live, please call one of the following numbers:

Canada and U.S. Toll Free:	1-800-319-4610
Outside Canada and U.S.:	1-604-638-5340

CEO Asim Ghosh, COO Rob Peabody, CFO Alister Cowan and Senior Downstream VP Bob Baird will participate in the call. To listen to a recording of the call, available at 12 p.m. Mountain Time on December 11, please call one of the following numbers:

Canada and U.S. Toll Free:	1-800-319-6413
Outside Canada and U.S.:	1-604-638-9010

Passcode:	2658 followed by the # sign
Duration:	Available until January 13, 2014

An audio webcast of the conference call will be available for approximately 90 days at www.huskyenergy.com under Investor Relations.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENT

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Such forward-looking statements are based on the Company’s current expectations, estimates, projections and assumptions that were made by the Company in light of its experience and its perception of historical trends. Further, such forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed or projected in the forward-looking statements.

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Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; the Company’s 2013 and 2014 production guidance, including anticipated production by product type; the Company’s forecasted production for 2013, including forecasted production by product type; the Company’s 2013 and 2014 capital expenditure guidance, including anticipated spending by business segment; the Company’s forecasted capital expenditures for 2013, including forecasted spending by business segment; the Company’s anticipated compound annual production growth for the plan period 2012-2017; the Company’s target compound annual cash flow growth through to 2017; anticipated increase to cash flow from operations in 2014; the Company’s anticipated average reserves replacement ratio through to 2017; the Company’s anticipated achievement of Return on Capital in Use and Return on Capital Employed targets by 2017; the Company’s 2014 drilling plans; and the Company’s 2013 forecasted drilling plans;

•	with respect to the Company’s Asia Pacific Region: planned timing of first production at the Company’s Liwan Gas Project; the Company’s anticipated recovery of partner exploration expenses from initial production from the Liwan Gas Project; and the timing and duration of production from the Liwan Gas Project going offline to tie in the Liuhua 34-2 field;

•	with respect to the Company’s Atlantic Region: anticipated timing of first oil at the Company’s South White Rose extension project; drilling plans in the Flemish Pass Basin and the potential impact on capital investment in the Atlantic Region; and the timing and duration of a turnaround for the Terra Nova FPSO;

•	with respect to the Company’s Oil Sands properties: anticipated timing and quantity of first production and commissioning of the well pads at Phase I of the Company’s Sunrise Energy Project; and anticipated staged development and anticipated quantity of production of Phase 2 of the Sunrise Energy Project;

•	with respect to the Company’s Heavy Oil properties: anticipated timing and quantity of production at the Company’s Sandall heavy oil thermal project; anticipated timing and quantity of production at the Company’s Rush Lake thermal development;

•	with respect to the Company’s Western Canadian oil and gas resource plays: anticipated investment in and increased production from the Company’s Ansell liquids-rich natural gas development; and

•	with respect to the Company’s Downstream operating segment: the timing and expected impact of a planned partial outage at the Lloydminster Upgrader.

In addition, statements relating to “resources” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the resources described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of resources and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from resource and production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

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The Company’s Annual Information Form for the year ended December 31, 2012 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

The Company uses the terms barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

The Company has disclosed best-estimate contingent resources in this news release. Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters, or a lack of markets. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Best estimate as it relates to resources is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Estimates of contingent resources have not been adjusted for risk based on the chance of development. There is no certainty as to the timing of such development. For movement of resources to reserves categories, all projects must have an economic depletion plan and may require, among other things: (i) additional delineation drilling for unrisked contingent resources; (ii) regulatory approvals; and (iii) Company and partner approvals to proceed with development.

Specific contingencies preventing the classification of contingent resources at the Company’s Atlantic Region discoveries as reserves include additional exploration and delineation drilling, well testing, facility design, preparation of firm development plans, regulatory applications, and Company and partner approvals.

Positive and negative factors relevant to the estimate of Atlantic Region resources include water depth and distance from existing infrastructure.

Reserves replacement ratio is determined by taking the Company’s yearly incremental proved reserve additions divided by the yearly upstream gross production.

Disclosure of Non-GAAP Measurements

Husky uses measurements primarily based on IFRS as issued by the International Accounting Standards Board and also certain secondary non-GAAP measurements. The non-GAAP measurements included in this news release are return on capital employed and return on capital in use. None of these measurements are used to enhance the Company’s reported financial performance or position. There are no comparable measures to these non-GAAP measures in accordance with IFRS. These non-GAAP measurements are considered to be useful as complementary measurements in assessing Husky’s financial performance, efficiency and liquidity. The non-GAAP measurements do not have a standardized meaning prescribed by IFRS and therefore are unlikely to be comparable by definition to similar measures presented by other companies.

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Return on capital employed is a non-GAAP measure used to assist in analyzing shareholder value and return on average capital, and is calculated as follows: net earnings plus after tax interest expense divided by the two-year average capital employed. Capital employed is calculated as follows: long term debt and long term debt due within one year plus shareholders’ equity.

Return on capital in use is a non-GAAP measure used to assist in analyzing shareholder value and return on capital, and is calculated as follows: net earnings plus after tax interest expense divided by; the two-year average capital employed, less any capital invested in assets that are not generating cash flows.

Cash flow from operations should not be considered an alternative to, or more meaningful than cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Cash flow from operations is used to assist management and investors in analyzing operating performance by business in the stated period. Cash flow from operations is calculated as follows: net earnings plus items not affecting cash which include accretion, depletion, depreciation and amortization, exploration and evaluation expense, deferred income taxes, foreign exchange, stock-based compensation, gain or loss on sale of property, plant, and equipment and other non-cash items.

Note to U.S. Readers

The Company reports its reserves and resources information in accordance with Canadian practices and specifically in accordance with National Instrument 51-101, “Standards of Disclosure for Oil and Gas Disclosure”, adopted by the Canadian securities regulators. Because the Company is permitted to prepare its reserves and resources information in accordance with Canadian disclosure requirements, it uses certain terms in this news release, such as “ best estimate contingent resources” that U.S. oil and gas companies generally do not include or may be prohibited from including in their filings with the SEC.

All currency is expressed in Canadian dollars unless otherwise directed.

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